Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Capital One Financial Corporation

Subject Company: Hibernia Corporation

Exchange Act File Number of

Subject Company: 1-10294

On October 20, 2005, Capital One Financial Corporation (“Capital One”) held a conference call to discuss the third-quarter 2005 earnings of Capital One. You can obtain copies of public filings referenced in the following transcript by requesting them in writing or by telephone from Capital One Financial Corporation, Investor Relations Department, 1680 Capital One Drive, McLean, Virginia 22102, telephone (703) 720-2455 or Hibernia Corporation, 313 Carondelet Street, New Orleans, Louisiana 70130, telephone (504) 533-3333, Attention: Corporate Communications Department.

Hibernia shareholders are urged to read the definitive proxy statement/prospectus regarding the proposed merger of Capital One and Hibernia Corporation (“Hibernia”), which was first mailed to Hibernia shareholders on or about October 1, 2005 because it contains important information. You may obtain a free copy of the definitive proxy statement/prospectus and other related documents filed by Capital One and Hibernia with the Securities and Exchange Commission (“SEC”) at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and the other documents may also be obtained for free by accessing Capital One’s website at www.capitalone.com under the tab “Investors” and then under the heading “SEC & Regulatory Filings” or by accessing Hibernia’s website at www.hibernia.com under the tab “About Hibernia” and then under the heading “Investor Relations—SEC Filings.”

Capital One, Hibernia and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Hibernia stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Hibernia stockholders in connection with the proposed merger is set forth in the definitive proxy statement/prospectus filed with the SEC. You can find information about Capital One’s executive officers and directors in its definitive proxy statement filed with the SEC on March 21, 2005. You can find information about Hibernia’s executive officers and directors in its definitive proxy statement filed with the SEC on March 15, 2005. You can obtain free copies of these documents from Capital One and Hibernia using the contact information above.

Forward-looking statements

Information in this conference call transcript contains forward-looking statements, which involve a number of risks and uncertainties. Capital One and Hibernia caution readers that any forward-looking information is not a guarantee of future performance and the actual results could differ materially from those contained in the forward-looking information. Among the factors that could cause actual results to differ materially are the following:

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the failure of Hibernia stockholders to approve the transaction; continued intense competition from numerous providers of products and services which compete with Capital One’s or Hibernia’s businesses; an increase or decrease in credit losses (including increases due to a worsening of general economic conditions); financial, legal, regulatory or accounting changes or actions; changes in interest rates; general economic conditions affecting consumer income, spending, repayments and savings; the amount of, and rate of growth in, Capital One’s and Hibernia’s expenses (including salaries and associate benefits and marketing expenses); Capital One’s and Hibernia's ability to execute on their respective strategic and operational plans; the ability of Capital One and Hibernia to recruit and retain experienced personnel to assist in the management and operations; the risk that the businesses of Capital One and Hibernia will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction with Hibernia may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of property, credit and other losses expected as the result of Hurricane Katrina; the amount of government, private and philanthropic investment, including deposits, in the geographic regions impacted by Hurricanes Katrina and Rita; the pace and magnitude of economic recovery in the region impacted by Hurricane Katrina; the potential impact of damages from future hurricanes and other storms and other risk factors listed from time to time in Capital One’s and Hibernia’s SEC reports, including, but not limited to, the factors set forth under the caption “Risk Factors” in the Annual Reports on Form 10-K for the year ended December 31, 2004, and any subsequent quarterly reports on Form 10-Q.

A copy of the transcript of the call follows:

CORPORATE PARTICIPANTS

Mike Rowan

Capital One Financial Corp. - VP IR

Gary Perlin

Capital One Financial Corp. - EVP, CFO

Richard Fairbank

Capital One Financial Corp. - Chairman, CEO

PRESENTATION

Operator

Welcome to the Capital One third quarter 2005 earnings conference call. After the speakers' remarks, there will be a question and answer period. Thank you. I would like to turn the call over to Mr. Mike Rowan, Vice President, Investor Relations. Please go ahead, sir.

Mike Rowan - Capital One Financial Corp. - VP IR

Thank you very much. Welcome, everyone, to Capital One's third quarter 2005 earnings conference call. As usual, we are broadcasting live over the internet. For those of you who would like to access the call on the internet, please log onto Capital One's website at www.capitalone.com, and follow the links from there. In addition to the press release and financials, we have included a presentation summarizing our third quarter 2005 results. With me today is Mr. Richard Fairbank, Capital One's Chairman and Chief Executive Officer, and Mr. Gary Perlin, Capital One's Executive Vice President and Chief Financial Officer, who will walk you through this presentation. To access a copy of this presentation and press release, please go to Capital One's website at www.capitalone.com, click on "Investors," then click on

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"Quarterly Earnings Release." Also, please note that Capital One's annual debt and equity investor conference, which was originally scheduled for November 1, in New York City, has been postponed until the first quarter of 2006.

Please note that this presentation may contain forward-looking statements. Information regarding Capital One's financial performance and any forward-looking statements contained in today's discussion and the materials, speak only as of the particular day or dates indicated in these materials. Capital One does not undertake any obligation to update or revise any of the information contained herein, whether as a result of new information, future events or otherwise. To the extent any information in the presentation is forward-looking, you should be aware that numerous factors could cause our results, actual results to differ materially from those described in the forward-looking statements. For more information on these factors, please see the section titled "Forward-Looking Information" in the earnings release presentation accessible at the Capital One website and filed with the SEC.

Additional information about the Capital One Hibernia transaction. Hibernia shareholders are urged to read the definitive proxy statement class prospectus, regarding the proposed merger of Capital One and Hibernia. Further information about the proxy solicitation process and how to obtain a copy of the proxy statement prospectus is contained in the investor presentation located at the Capital One website and filed on Form 8-K with the SEC earlier today. At this time, I will turn the call over to Mr. Gary Perlin, Capital One's Executive Vice President and Chief Financial Officer for his remarks. Gary?

Gary Perlin - Capital One Financial Corp. - EVP, CFO

Thanks, Mike. Good afternoon, everyone. I'll begin on Slide 3 of the third quarter 2005 results presentation. Capital One posted another quarter with strong profitability, loan growth, credit quality, and diversification. We posted diluted earnings per share of $1.81, and managed ROA of 1.89%, reflecting our bottom line earnings power. These amounts include a $44 million pretax impact of the Gulf Coast hurricanes on Capital One's current businesses, and an additional $75 million related to the increase in bankruptcy filings arising from the enactment of new legislation. A rise in bankruptcy filings was anticipated and provided for in prior periods. However, new information that the volume of filings last week was understated by 300,000 or more has caused us to increase our allowance in the third quarter as well. More on this and its expected impact on future charge-offs in a moment.

Managed loans ended the quarter at $85 billion, up 12% from the prior year quarter, led by our global financial services and auto finance businesses, which together account for 45% of our managed loans as of September 30th. Credit quality and margins remain strong, and our liquidity and capital ended the quarter as solid as ever. We expect managed loan growth around 12% for 2005, as well as annual managed ROA of between 1.7 and 1.8%. These expectations exclude the impact of our expected closing of the Hibernia transaction in mid November. For the full year 2005, we continue to expect diluted earnings per share will be in the range of $6.60 to $7. As a result of the one-time effect of recent events, including the Gulf Coast hurricanes and the spike in bankruptcy filings, we now believe it is more likely that 2005 will end at the low end of that range. This estimate includes the six weeks of results and the impact on share count that we anticipate following the expected Hibernia close. We expect to provide 2006 EPS guidance on our fourth quarter call in January 2006, at which time we will be in a position to give guidance inclusive of Hibernia.

Now let's turn to Slide 4 and the managed income statement. Revenue in the third quarter of 2005 increased $261 million, or 9% year-over-year. Revenue growth was primarily driven by net interest income growth, as average loan balances were up 13%, year-over-year. Without the negative impact on our IO strip valuation of expected losses arising from the Gulf Coast hurricanes and the recent bankruptcy spike, revenue would have risen by $325 million, or 12%. On the cost front, provision expense was up $177 million, or 25% year-over-year, driven by allowance build associated with strong loan growth in our on-balance sheet auto portfolio, as well as the anticipated impacts of the Gulf Coast hurricanes on Capital One's businesses and unexpectedly high volumes of bankruptcy filings in the last several weeks. We now

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expect a net allowance build in 2005, inclusive of a net allowance release of $58 million through the first three quarters. I'll address the allowance in more detail in a moment.

Marketing expenses increased $26 million in the third quarter of 2005, as compared to the year ago quarter. We continue to expect full-year marketing expense in 2005 to be approximately $1.4 billion. Operating expenses in the third quarter were $1.02 billion, up $28 million, or 3%, year-over-year. Overall, our operating expenses as a percent of managed loans continued to improve as we have streamlined operations and realized outsourcing and scale benefits. This is probably a good time to note that similar to what we experienced last year, quarterly returns have been well above trend through the first three quarters of this year, and fourth quarter returns are expected to be significantly lower than the average for 2005 thus far. This results from the expected increase in quarterly marketing expense and allowance build I mentioned earlier, along with a tendency for operating expenses to rise in the fourth quarter. Given these factors and some residual uncertainty around the recent spike in bankruptcy filings, and the fact that our recognition policy causes related losses to be booked within just a few days, we believe it likely that 2005 fully diluted EPS will be at the lower end of a $6.60 to $7 range.

Turning now to Slide 5, I'd like to focus on the allowance build in the quarter, which totaled $42 million. This build was the result of several offsetting factors. Upward pressure on the allowance came from quarterly reported asset growth, especially of on-balance sheet auto assets, which alone contributed $83 million to the build. In addition, the anticipated impact of the Gulf Coast hurricanes on all our reported on-balance sheet asset classes, contributed to the build in the amount of $28.5 million. There was also a $15 million negative impact from the hurricanes on the value of our off-balance sheet securitized card assets, which was realized in the form of a reduction in the value of our associated IO strip and not in the allowance. Thus, taken together, the total impact of the Gulf Coast hurricanes was $44 million.

Another factor driving the allowance higher and the value of our IO strip lower was the spike in bankruptcy filings, which affects our estimate of fourth quarter losses. The bankruptcy spike has continued in October, and led to over 500,000 bankruptcy filings nationally in the last week prior to the new legislation taking effect, equal to four months worth of filings under more normal circumstances. I want to note that this number became available just yesterday. Due to volume induced processing delays at the electronic bankruptcy notification vendors that we and others use, lenders have only been notified of somewhat over 200,000 of these filings. We expect the backlog to resolve over the next week or two. In the meantime, our third quarter allowance and IO strip valuations reflect bankruptcy charge-off estimates based on both the filings we have received, and the backlog of filings yet to come. There were also several factors, which had a depressive effect on the allowance build, especially a decrease in reported card loans as a result of increased levels of securitization, plus improved recoveries and consumer performance. Based on our current projections for growth in the mix of on and off-balance sheet loans, we expect a net allowance build in 2005, inclusive of the $58 million release through three quarters.

Slide 6 shows monthly and quarterly managed net charge-offs on the left graph, and the ratio of managed loans 30 days or more delinquent on the right graph. The third quarter managed net charge-off rate increased only slightly to 4.14%, even with the increasing bankruptcies in September. Continued credit strength reflects our continuing diversification, as well as the consumer credit environment. Third quarter bankruptcy-related charge-offs were up $75 million over the third quarter of '04, the bulk of which were reported in September. This resulted in a monthly charge-off rate of 4.62% in September. As I noted, Capital One typically charges off bankrupt accounts within a few days of receiving notification from the courts. As a result, our charge-off rate reflects the pattern of bankruptcy filings as they occur. Although we believe the October bankruptcy spike has about run its course, there is still some uncertainty around the impact of the new filings. We estimate that there will be an incremental rise in fourth quarter charge-offs of 50 to 100 basis points as a result of these filings. Due to this one-time event, we expect our quarterly managed charge-off rate to be about 5% for the fourth quarter of '05, excluding Hibernia. Moving to the delinquency graph on the right, this metric has been relatively stable since the second quarter of 2004 with seasonal variations, suggesting that non-bankruptcy charge-off performance will continue to be strong.

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As you can see from Slide No. 7, Capital One's growing profitability continues to be complimented by the strength of our balance sheet. Assets continue to grow at a consistent pace. Capital remains at an all time high and we continue to maintain strong levels of liquidity. We expect our capital ratio and liquidity levels to decline, of course, with the close of the Hibernia acquisition, but we will remain well capitalized and expect that we will continue to generate additional capital going forward. In the funding markets, we continue to experience strong demand and attractive spreads for our asset-backed and unsecured debt issuances. Since our last earnings call, we have successfully issued the market's first ever 20-year U.S. card deal, our largest ever auto securitization at $2 billion, and our inaugural public term securitization of Canadian credit card receivables. On that note, let me turn the call over to Rich.

Richard Fairbank - Capital One Financial Corp. - Chairman, CEO

Thanks, Gary. I'll review key trends and strategies for Capital One and our business segment. These segment results do not reflect our $75 million charge related to the most recent increased bankruptcy filings that Gary just discussed. Because of the late-breaking nature of this information, that charge is held at the top of the house for now. We expect to make segment allocations shortly.

Let's begin with U.S. card on Slide 8. U.S. card net income is up 16% from the third quarter last year. Loan growth is relatively flat year-over-year, and credit remains strong and stable. These results reflect the current market environment and the strategic choices we're making. Competition in U.S. card remains intense, as the industry continues to consolidate and mail volumes hit an all-time high. The new bankruptcy law appears to have caused an unprecedented level of bankruptcy filings, and negative headlines on issues like interchange, minimum payments and industry pricing practices are increasing. Despite these pressures, our U.S. card business continues to deliver strong results and profitability.

As we discussed last quarter, many issuers continue to respond to the challenging market, with record high mail volumes, and aggressive price competition. In some parts of the market, especially in the prime revolver segment, we continue to see a heavy volume of zero percent teaser offers, with long teaser periods. These programs appear to rely on extensive penalty repricing, well beyond go-to rates to achieve profitability. We believe the use of these practices actually increased in the quarter, with many of the largest issuers mailing up to 90% of their volume in 0% balance transfer offers, with average teaser periods of a record 15 months. We're still choosing not to market in the prime revolver segment where we believe the prevailing pricing practices compromise customer loyalty and profitability over the long-term for the sake of short-term growth. We continue to focus on generating strong returns rather than generating growth for the sake of growth. Our marketing is largely targeted to the non-teaser segment, such as rewards, where we see better opportunities to deliver profitable growth and an enduring customer franchise. For the full year, we continue to expect our U.S. card business to deliver loan growth in the low single digits, solid credit performance, and strong margins and profitability.

Slide 9 shows the results of our global financial services, or GFS business. Similar to last quarter, we're seeing very solid performance across our domestic and Canadian businesses and continuing challenges in our UK business. Profits are up significantly from the second quarter. Excluding the gain on sale of our South African business in the third quarter last year, profits are also up year-over-year. Managed loans are up modestly from the prior quarter, as the steady trend in loan growth continues. Charge-offs and delinquencies continue to reflect the challenges we're facing in the UK. The downturn in the consumer credit cycle in the UK continues, with delinquencies and charge-offs rising across the industry over the last few months. In addition to these industry pressures, our UK delinquencies and charge-offs reflect portfolio seasoning, as we have chosen to significantly slow our loan growth in the current credit environment. In addition to slowing our loan growth, we're also tightening underwriting standards, and maintaining record high staffing in our account servicing and collections operations. We continue to believe our UK business is resilient and well positioned to succeed in the long-term, despite the near-term pressure on growth, credit and profitability.

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North American GFS businesses again posted strong loan growth, credit performance, and profits in the quarter. Small business grew profits, despite a significant increase in marketing, and loan growth, operating efficiency and credit, are all trending well in our small business activities. With new SBA loan products performing well, small business is diversifying beyond credit cards. Our installment lending business grew loans in the quarter and maintained margins and very strong credit performance. The Canadian credit card business is also on a strong trajectory across all key metrics, and our Capital One home loans business continues to post growing originations and revenues. All in all, GFS continues to deliver diversification of loans and profits.

Our auto finance results are found on Slide 10. Loan growth was quite strong and exceeded our expectations. Last quarter we reported that June was our first ever billion dollar origination month. This quarter, we originated more than $1 billion in each of the three months, driven by expansion of our dealer relationships, the increasing productivity of our sales force, and strong direct channel originations. Our growth was also aided by the strength in auto sales and reduced use of subvented financing as the auto manufacturers continued their employee discount programs in the quarter. While this exceptional loan growth sets us up for strong long-term profitability, it also pressures third quarter profits. As Gary mentioned earlier, we added significantly to our allowance in the quarter, as we grew these loans. Since we hold them on the balance sheet, this allowance build accounts for almost the entire swing in profitability from the prior quarter. This is the kind of financial trade-off that we're happy to make, as it creates earnings power going forward.

Delinquencies and charge-offs both improved since the year-ago quarter, reflecting relatively stable credit mix and improving credit performance. Compared to the second quarter, delinquencies and charge-offs are up due to the seasoning of the KeyBank portfolio we added last quarter, and expected seasonal patterns. We expect delinquencies and charge-offs to be seasonally higher in the fourth quarter. We continue to gain traction in the prime segment, as we completed the integration of Onyx servicing into Capital One auto finance this month. We expect that fully integrated servicing across the risk spectrum will enhance our credit modeling and product development, enabling strong growth, credit performance and earnings power going forward. Our full credit spectrum, multichannel auto finance strategy continues to deliver great results, and positions us well for success as the auto lending market continues to consolidate.

I'll update you on the Hibernia transaction on Slide 11. First, let me repeat something that we've said several times. We've been impressed by what we've seen in Hibernia's management and employees all along. And in the aftermath of the Gulf Coast hurricane, we are doubly impressed with their dedication, courage, and effectiveness. After Hurricane Katrina, we conducted due diligence and made our best assessments of damage to facilities, employee dislocation, expected loan losses, and future business prospects. Our analysis considered a broad range of scenarios and the considerable uncertainty around the timing and scope of the recovery.

As you know, we renegotiated the terms of the merger agreement, and are proceeding toward closing the deal under the new terms. The Hibernia shareholder vote on the revised merger agreement is scheduled for November 14, and we now expect to complete the transaction on November 16, subject to Hibernia shareholder approval. Our integration teams continue to analyze Hibernia's markets and operations in the aftermath of the hurricanes. Clearly, the timing of integration costs and synergies will be delayed, and the specific sources of both costs and synergies have changed somewhat. But based on our analysis, we do not expect any material change to the original estimate of $175 million in expected integration costs, and we remain confident that we can achieve the $135 million run rate synergies by 2007. Beyond the expected near-term synergies, I remain absolutely convinced of the long-term strategic value of this transaction and the excellence and spirit of Hibernia's people.

I'd like to conclude tonight's call with a few thoughts on the outlook for the consumer in 2006. In the U.S., we see mixed signs. On the positive side, the labor market appears strong and debt burdens are relatively stable. On the negative side, interest rates are on the rise, energy costs are high, and housing prices are uncertain, and as we've been talking about today, people have been lining up to go bankrupt

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before the law changes. As we monitor our own portfolio for shifts in consumer behavior and performance, we have yet to see any signs of U.S. consumer weakness. Delinquencies and roll rates remain on a positive trend and payment rates have risen. Spending is up, but slightly below our expectations, suggesting that consumers may be taking a cautious and rational stance in the wake of rising interest rates, increasing energy costs, and falling consumer confidence. Because no one can be certain about the direction of the economy and consumer cycles, we continue to maintain a cautious posture and work to build a resilient business. We assume and price for rising losses from a recession in our underwriting decisions, and we consistently make choices that target long-term economics rather than short-term results.

If there is a consumer recession in 2006, our short-term results would be pressured, along with many other financial institutions. But we believe we have built a resilient business, and that our long-term economic returns would weather cyclical pressures, as they have over the past decade. We believe that Capital One remains very well positioned for a variety of economic scenarios, and we remain confident in our ability to execute our strategy. Now Gary and I will be happy to take your questions.

Mike Rowan - Capital One Financial Corp. - VP IR

Thank you, Rich. We will now start the Q&A session. If you have any follow-up questions after the Q&A session, the investor relations staff will be available after the call. Please start the Q&A session.

QUESTION AND ANSWER

Operator

Thank you so much, gentlemen. At this time, the question and answer session will be conducted electronically. (OPERATOR INSTRUCTIONS)

Unidentified

Good afternoon. I was wondering if you guys might be able to say anything with regards to the expected earnings out of Hibernia. You said, you talked about your integration costs and synergies not changing, maybe being delayed somewhat, but can you make any kind,-- comment, I guess Hibernia is reporting earnings tomorrow, on what you think the earnings power coming out of Hibernia will be in the near term and long-term.

Unidentified

Bob, it's Gary. I'll take that. Thanks for the question. We're not really in a position to make any forward-looking statements about Hibernia's earnings power in 2006 and beyond. Obviously, they have yet to release their results for the third quarter of 2005, which, as you note, they will do tomorrow. They have not made any forward public-- any forward statements publicly about their outlook for earnings. Of course estimates have not been updated since the second quarter. So that really would be inappropriate for us to give guidance on their future prospects at this time. However, we certainly are continuing to work with them in the integration and that's why we're able to provide a great deal of confidence about what we expect in terms of synergies and the charges related to the integration, but as far as the forward-looking view, we'll put that together as soon as the deal is closed and that's why we'll be able to be in a position to give you earnings guidance for the new Capital One in 2006.

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Unidentified

Next question, please?

Unidentified

Yeah, hi, good afternoon, guys. I was hoping you could drill down a little bit more on the net margin trend, what drove the expansion in the quarter? And then unrelated on the bankruptcy filings, if you could just speak to what you're anticipating going forward, how much of a reduction in bankruptcies are you expected in November and December, how much you think has really pulled forward from next year.

Unidentified

Mike, it's Gary. Let me start out by just giving you a sense on the net interest margin and as you note, it has been-- it's trending slightly up in the last quarter. That is a result of a variety of things. Certainly it speaks to the tightness of our interest rate risk limits and the associated funding strategy that goes along with that, where we try and match off the terms of the assets with the liabilities. And we have maintained and have told you previously that we had a slightly asset sensitive position within our risk limits and that's why you've seen the net interest margin coming up a little bit and you haven't seen the margin compression that you may have observed with many of our competitors.

Unidentified

Good morning. Excuse me. This is-- prelude to my question. I'm sorry if I sound stupid after this week. But I'm not getting something on the segment auto disclosure in terms of the increased provision. Did you guys bring securitized assets on balance sheet? Because the growth doesn't explain it in, you know, the growth didn't change dramatically from either of the past two quarters. So can you help me? What am I missing?

Unidentified

Absolutely. I'll take that, Meredith and then before we give the go ahead to the next question, I'm going ask Rich for pick up on the question we didn't get to deal with before. There were two basic items, Meredith that were at play in the third quarter that weren't in the second. The first of which is the closing of the acquisition of the KeyBank non-prime auto portfolio in this quarter, because-- actually it's the first full quarter effect, since it took place in the, in the second quarter. But with KeyBank, with purchase accounting, the effect of the typical allowance was actually embedded in the, in the price, in the discount. So in the second quarter, we did not build an allowance, even though the portfolio was growing. So we had the effect in the second quarter of growth in the outstanding loans without an associated growth in allowance because, again, that allowance was more or less taken care of in the price.

The second aspect is the effect of Hurricane Katrina in particular, which had an effect of about $16 million on the third quarter allowance build, relative to our auto business. So the combination of natural growth in the auto business, which needs to have an allowance built along the same time, when it's being done organically as we did in the quarter, plus the effect of Katrina, explains why there was that allowance growth associated with a loan growth of about the same amount quarter to quarter.

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Unidentified

Okay. So let me-- if I may, let me repeat this back to you just to make sure I get this. You're playing effective catch-up on the reserves for underreserving in the second quarter and the third quarter?

Unidentified

No, that would not be correct. In the second quarter, there was not an underreserving. There was simply the effect of adding loans and rather than showing as part of our allowance the expected losses, that was already taken into account in the discount applied to the price that we paid for that portfolio. So we were appropriately allowanced at the end of the second quarter, even though there was growth there, it wasn't allowance growth. In the third quarter, where we had organic growth, then we did have to build the allowance, as I just described, as well as the effect of the hurricane.

Unidentified

So is this allowance an ongoing sort of run rate for you guys?

Unidentified

Allowance will be based on the, you know, all the factors that effect allowance, in particular being driven by growth and as Rich said, when we are growing profitable business on balance sheet, we're happy to build that allowance. It is simply the force that gives us the power of future earnings.

Unidentified

Michael, let me come back and answer the second part of your question. We estimate that about half of the recent filings of, for bankruptcy, are being pulled forward from the next 12 months. You know no, one knows for sure. We may be being a bit conservative here. We are expecting a 50% reduction in November and December bankruptcies versus the normal running rate. And our expectations-- so we would be expecting something in the neighborhood of around 240 million in bankruptcies in the fourth quarter.

Unidentified

Next question, please?

Unidentified

Okay action thanks. Good evening. The $44 million charge related to the hurricanes, is one correct to assume that that's just Capital One's business since you haven't close order Hibernia, and in conjunction with that, you guys obviously beat consensus this quarter, put the charges in, but you kind of guided to the low end of the range, which implies there might be more charges coming in Q4. I don't know if you can address that or not.

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Unidentified

Sure, I would be happy to take both of those. Let just reiterate that the $44 million impact from the hurricanes was on Capital One's existing businesses. About 28 million of that was an increase in the allowance sheet-- across all of our businesses, starting with auto, but also in card and others, as well as a $16 million negative impact on the valuation of the IO strip and card as a result of losses expected out of Hurricane Katrina. So that fully covers the Capital One expectations as of today.

As far as the variability from quarter to quarter, the expectations that we have, again, include a number of things, the first of which would be the quarterly marketing expense, which is anticipated, as I suggested, we've got about 1.4 billion in expected marketing expenses this year. We also do expect to build allowance in the fourth quarter. That is a typical fourth quarter event with the holiday season and the balance build and so forth, and then finally some op expenses that often will come up in the fourth quarter. There's a little bit of uncertainty around the effect of the recent spike in bankruptcy filings, but largely, it's the other items that I've described.

Unidentified

Next question, please?

Unidentified

Good afternoon, guys. Two quick questions. First, are you reiterating the $1.4 billion marketing spend number?

Unidentified

Yes, we are.

Unidentified

Okay, and the second question is, can you talk about what your policy for minimum payments is going to be with the changes, how you see your minimum payments changing and what you think the impact's going to be on credit quality headed into 2006 and the timing of the change.

Unidentified

Yes, thank you , Richard. There's of course been a lot of dialogue about minimum payment and negative amoritization across the credit card industry over the last quarter and we know that the OTC has asked several major issuers to make changes to their minimum payment levels to address negative amoritization. We have discussed the FFIEC account management guidelines, including minimum payment and negative amoritization with the federal reserve and the OTS. And working with our regulators, we are comfortable that our long-standing minimum payment practices are appropriate and in compliance with FFIEC guidelines. So we have strict policies to limit negative amoritization and frankly, our current minimum payment portfolio practices result in a minimum level of prolonged negative amoritization in our portfolio.

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Now, particularly if one takes the perspective of prolonged beyond three consecutive months, there is some, if you look instantaneously at the, from a single month to the next. We have no plans to change our minimum payment policies. If we were asked to change our policy, we would certainly work with our regulators to determine the appropriate changes and implement them. We do believe that as other issuers raise their minimum payments, some consumers may be under greater financial pressure. We believe this may lead to a modest increase in our credit losses, which we are including in our 2006 forecast and plans.

Unidentified

Next question, please?

Unidentified

Hi, thanks, guys. Just a couple questions, one, just to clarify on the comment I think you had made, you said you expect $240 million in bankruptcies in the fourth quarter is that above and beyond the normal bankruptcy loss run rate that you would expect in a normal environment?

Unidentified

It is the total amount, Stephen, that we would expect in the fourth quarter.

Unidentified

Next question, please?

Unidentified

Hi, good evening. Couple questions, if I could squeeze them in. In the U.S. card business, looks like I'm seeing a pretty nice increase, sequential increase in the margins. Can you comment if any of that was driven by unusual uptick in late fees? The second question is on the IO strip write-down that you referenced-- it is 15.6 is that solely the part related to the hurricanes or is there additional part related to the bankruptcy filings in the IO strip and negatively effecting your fee income? Finally on auto finance, I understand -- Keybank -- second and third quarter, but just to clarify, would you expect auto finance to be profitable in the fourth quarter? Thanks.

Unidentified

Okay. Sounded like three questions to me, Chris, so very quickly, certainly the impact of the revenue margins in card is a combination of a number of things. It's the effect of some rising rates on the assets. There was a small amount of increase fee generation, as well. On the IO strip write-downs, the 16 million that I referenced was specifically related to the effect of the gulf coast hurricanes.

If I-- as I indicated there, will also be an impact from the late surge in bankruptcy filings as well, and then finally, again, I believe you said you were clear then on the impact of the KeyBank on the second quarter, of auto results where we had higher volume, but not necessarily higher allowance. This month-- this quarter we've had the organic growth with the associated allowance build and, of course, fourth quarter profitability will be determined largely by the volume that we see and the need to build allowance related

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to that, as well as all the other things, the drive allowance and other metrics, but as Rich described, it's a very healthy business and the results will reflect the business opportunities we see.

Unidentified

Next question, please?

Unidentified

Thanks. Could you-- excuse me. Could you comment on the higher proportion of securitization as a proportion of your balance sheet in this period? Because that was a reversal, it seemed, from what had been going on for the past several quarters is that at all a commentary on the outlook for Hibernia being a less effective funding mechanism in the near-term? Thanks.

Unidentified

Eric, as you note, securitization levels, which typically have stayed between 50 and 65% for Capital One, moved up in the quarter from 52% to 53%. A number of market opportunities I described, for example, the first ever 20-year U.S. card security in the quarter, but certainly we're tracking very carefully the growth in our card business and trying to maintain a balanced liability set, as we always do and certainly we're looking forward to the further diversification of our liabilities that will come along with Hibernia and we expect those opportunities to develop over time. Next question, please?

Unidentified

Yes, good evening. I just wanted to clarify before I ask my question on the write-down for retained interests of the 16 million included the bankruptcy effect on IO evaluation will be felt next quarter, because I just got confused from your last answer on that. And then I guess my primary question is given that you've pulled back a bit from the prime revolving segment, are we to expect more of a mixed shift back to a bar bell portfolio in the U.S. card business?

Unidentified

I'll take the first half of that question, Joe, if I might. The $16 million write-down in the third quarter was related only to the gulf coast hurricanes. There was an additional write-down in the third quarter and we're taking into account, as I described, the late-breaking information over the course of the last day about what we're seeing in terms of increased bankruptcy filings that will also be a significant part of what we believe should be about a $75 million negative impact from that surge in bankruptcies that has not yet been seen, although over the course of the last 24 hours, you know, we know it's out there and will be realized. So I don't have a specific number for you. We'll certainly get it for you from IR in terms of the actual IO position, but you can assume that it is $16 million from Katrina and a level of about just under $50 million related to all of the bankruptcies. You'll see that in the third quarter results and hopefully that will give you the reconciliation you need. I'm going to pass it over to Rich now.

Unidentified

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Yes. Joe, I wouldn't go so far as to use the term a bar bell to describe our strategy. We are really investing across the board and all the major business opportunities in the credit card business. At the moment, we have one exception to that, and that is that as we have done many times in the past when we feel that the market clearing prices are not consistent with long-term rate returns and our objectives of our company, we move to the sidelines so. We're not in pursuit of a bar bell strategy. We are really just-- until we see an easing of the disequilibrium in the marketplace, IE, the prime revolver market, we will be putting our energies more toward all the other segments. This includes a lot of investment in rewards programs, including, by the way, in the prime segment. So this is just-- we just wanted to clarify as we have often done in the past where we see those occasional places where the price, effectively the market clearing price is at a place that doesn't make us long-term money.

I want to make a clarification to Stephen shuttle, the question that you asked. I apologize. I incorrectly answered on the bankruptcy. The $240 million in the fourth quarter was the incremental amount of the bankruptcy spike. 325 million is the expectation of bankruptcy in the fourth quarter. I really want to make sure that everyone understands here that this is entirely dealing with a short-term spike and we expect that bankruptcy levels will return to normal levels in the fourth quarter and beyond. This is obviously an effect by the legislation and we're just trying to respond as quickly as we can to the information that we have so that we can get into our allowance, the expectations of this short-term spike. We don't see this having any effect on the long-term health of our business and in fact, we continue to be a very bullish about our positioning to have very strong credit results in the foreseeable future.

Unidentified

Next question, please?

Unidentified

Good evening, yes. You talked about originating over $1 billion in each month in the auto business, which is certainly impressive given it's a relatively new business, but the overall portfolio only grew 1.2 billion, so I wanted a little bit of flavor on the payment rates you're seeing in the auto portfolio. I'm looking at that, looks like a 50% sort of payment rate going on there. Also, I wanted to get a sense of where you want to take the auto business. Do you want to be one of the main competitors with the big auto manufacturers and looking to get up to that size at some point in time? Is that something that's on the pallet? And then recently there was talk about GMAC selling off a piece or maybe even more. What would that do to the competitive environment, do you think? Thank you.

Unidentified

Okay. Ed, I-- we don't see anything in our payment rate in the auto business that's anything unusual. It's really, I think, a reflection-- the relationship between origination and the growth of portfolio is really a reflection of kind of the relatively short-term life that auto loans have relative to certain other loans and it's-- sort of the nature of the, of the business. So, again, we see a very robust growth opportunity in the auto business. You know, what do we want to be when we grow up? Do we want to be the size of one of the big manufacturers? Striking thing is in the quarter, we-- we saw a palpable, what seems to be a palpable share reduction by the major players as they have moved away from subvented financing and now are also in the last month moving away from the friends and family incentives as well.

So I think that our goal-- we don't measure our goals in terms of the players who also manufacture cars and occasionally give away our product in order to sell theirs. We are-- you know, we believe we are incredibly well positioned to be a consolidator in this wonderful sweet spot in the marketplace right now where we are able to both grow and grow our earnings and it reminds me a lot of the great consolidation

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that happened in the credit card business. And where we are positioned now, we're not only positioned to be a consolidator, but also we have-- we are in a great position vis-a-vis the quote, unquote, end game as the business consolidates and I would expect since we're already the third largest non-manufacturing player in the auto space that we will be one of the very large end game players in this business. So I think we're well positioned both to grow, to make a lot of money during this period of time and to be really well positioned in the long run. With respect to GMAC, obviously this is a recent development. I'm not sure we've got a well-formed opinion of the impact of the sale of GMAC. I think the-- and in fact it's somewhat speculative if it will even happen.

I do think, though, that this underscores the likely development that subvented financing is more of a thing of the past than a thing of the future, and that is an important development in a business where, you know, we've enjoyed all the pretty remarkable growth and profitability in this business while still in a sense, walking away from key parts of that business because we felt that was below market clearing prices. So, again, I think all the developments we see auger well for the health of the industry and for the prospects of our being able to enjoy a lot of growth.

Unidentified

Next question, please?

Unidentified

I wondered if you could clarify a couple things. The-- you're saying that you reserved in the third quarter for some of the October spike in filings? And also, the reserve addition to auto that Meredith was talking about, can you just explain again how much reserving there is for growth? If you take about 90 million of the 185, that would be I think 7 or 8% of the increase in balance, which seems like a lot, given the kind of normal loss rate in the business. And could you also just clarify again the seasonal variance that we could see in-- that we should see in delinquencies? It just seems you're being pretty conservative, as usual, in provisioning.

Unidentified

Okay, David. It's Gary, I'll be glad to take those questions. First off, let me just say, yes, we have reserved in the third quarter for the expected charge-offs coming out of the bankruptcy filings, including those that we became aware of just yesterday as did the rest of the industry because the knowledge was there of the impending effective date of the new legislation, we had to estimate, everybody has to estimate in the third quarter what they expect as a result of that event, which is the legislation we all knew was coming. The fact that we just found out over the last 24 hours exactly what we should have expected in the third quarter is something that we do need to take into account and so we have taken that into account incoming up with our allowance and our IO valuation in the third quarter, taking into account all of the information we have up to and including the information that's come out in the last 24 hours. If this is the end of the information, then certainly we have taken all of that into account and that's why we have produced the third quarter calculations that we've shared with you.

Secondly, on the build in allowance relative to auto, there were three things in play. The first, and most important, was the volume growth, which I've cited and you recognized as well. The second is the allowance that we took in the auto business for the expected impact of the gulf coast hurricanes, which, of course, were third third quarter events and lastly, having the same sort of impact, but not nearly as much as the others, as we called out in this second quarter call. One of the effects of the incentive pricing that the auto companies put out on autos in the second and third quarter is a declining value of used cars.

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Therefore, the expected recovery rates are a little softer in the third quarter than they were in the second and so that also had the effect of causing us to build a bit of initial auto allowance in the quarter. So those are the three items that would explain that change.

Unidentified

Next question, please?

Unidentified

Hi. Thank you for taking my question. Just a quick question around the delinquency rate in the auto business, which went from 4.09 to 4.65. I was just wondering what portion of that came from Katrina, the KeyBank portfolio, just seemed like a pretty large jump to me and I assume there's something in there beyond normal seasonality. And if not, what normal seasonality should I expect?

Unidentified

Yeah, Jed, quick answer to that is the lion's share came out of the effect of the KeyBank portfolio, the timing with which chargeoffs are recognized, some of the changes in collection practices between Key and Capital One and so it was largely a one time effect of bringing the KeyBank portfolio into ours.

Unidentified

Next question, please?

Unidentified

Good evening. Thanks for the question. Most of them have been answered, but I do have one big picture question. I'm hoping you may be able to give me some color on. Specifically you mention someday of the negatives that may be impacting the business, specifically higher interest rates and rising energy prices, as well as falling housing prices. One may conclude that that could actually support the overall use of consumer credit. I'm wondering if you're seeing any early indications that that may be the case, and separately, one technical question is speak specifically the shares outstanding increased pretty significantly over the quarter. I was wondering if you could give me some commentary as to what's driving that number. Thank you.

Unidentified

I'll take the share increase and then leave the discussion to the consumer, to Rich. The share increase, Ken, is largely a result of having the first full quarter impact of the exercise of the mandatory convertible securities, which created 10 million additional shares plus or minus in May. So you would have seen some of that impact in the second quarter. You're seeing the full impact in the third quarter. That's the explanation for the increase in the share count and I thank you for paying attention to it. I'll pass this over to Rich on the consumer.

Unidentified

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Ken, my experience through the different economic shocks and cycles that I've been doing this for 16 years, my observation is that the consumer tends to pull back at times like this and instead of actually using credit more. Now, that-- I find that comforting. In fact, I've often been struck by how rational the consumer often is and sometimes the consumer moves before, you know, the marketplace and the media fully gives them credit for.

So we are very focused on the impact of energy prices, interest rates, and, you know, there's obviously a general uncertainty level right now. Again, I think what's really striking is we don't see any of this effect in our portfolio, with the exception of the UK, of course, which we talked about, which is in many ways an interesting laboratory, if you want to look at a more extreme situation, of an economy where the vast majority, like 80% of the mortgages, are variable, and the debt burden is substantially higher in the UK than it is in the United States. So we're sort of interested in looking at that as a laboratory of some extremes that can happen, but we're pretty comforted, by the fact that we haven't seen any effects in the U.S., and secondly, the U.S. overall, I think is in a structurally much more kind of healthy position than something like the UK in terms of, you know, much less variable rate mortgage products and a generally very strong underlying consumer position.

Unidentified

Next question, please?

Unidentified

Hi, Rich. Actually most of my questions have been answered, but so since I have the floor I'll just ask a general question anyways. I just wanted your views on the stock price. I mean you've had this year tremendous consolidation of financial services. You've seen a number of card companies go out at fairly high premium to receivables and you're kind of languishing 100% at premium to receivables. I just wondered how you felt about that in terms of trying to create shareholder value and how your company's being valued by the market and what you could do to create more shareholder value.

Unidentified

Well, Stephen, I've often over the, I guess ten years of running a public company often have corresponded our stock price and tried to reconcile that stock price with the underlying performance of that company. I think our ten-year track record speaks for itself, I think, with respect to the disconnect between the momentary pricing of the stock relative to the underlying performance that I think proved out over time. Now, in the longer run, we would love to monetize the, hopefully the credibility that those kind of performances generate. At times, I feel that may be a little slow incoming, but honestly, Stephen, what, you know, a core principle honestly of our company is that we put our energy toward focussing on what builds shareholder value in the long run. It's not that we don't think about the short-term. It's not that we don't look to see what the stock price is in the paper, but honestly what I've learned is the key thing is my job is to really focus on building long-term shareholder value and I have-- and I have deep belief that in its own short-term unpredictable way, there is a very perfect correlation between long-term performance and what shareholders get paid.

Unidentified

We have time for one more question. So last question, please?

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Unidentified

Okay. I thought I didn't press star-one properly. Thank you. Thank you. If I just try to net everything out, you know, I see a better margin, better expense control efficiency, strong marketing spend in the quarter, you know, lot of good things happening. Yes, had you the one time bankruptcy surge and hopefully pull-forward of credit losses, and you're saying you're going do 12%, which is sort of the lower end of your 12 to 15% loan growth, but the implied-- once again like last year, the implied fourth quarter EPS, given what you're sea saying about marketing spend in excess of 400 million, again, would be 75 to 80-cents. So given your low end guidance, it seems that you'll be putting a lot in provision as well, positioning yourselves extremely well for '06, with the question mark being I guess Hibernia news tomorrow.

But it just feels like you're going to be very well positioned going into next year and I'm sensing a little bit of conservetism about the outlook for next year, Rich, in your comments. But I guess the market's saying that, too. In channel checking, I mean it seems like most of the economists out there are saying the economy's get stronger right now, not weaker. So I just wonder, is the fourth quarter, again, just setting yourses up for a very strong '06, or how do you-- how are you viewing the budgeting process within that context? Thank you.

Unidentified

Bruce, let's me say first of all, with respect to the charges that we take in the third and the fourth quarter, that's really not designed to set us up for next year. It's designed to appropriately account for the business that we undertake and how it's performing and the outlook that we see for the future. We feel-- I think Capital One is frankly, you know, as well positioned to win right now and bring value to its shareholders as, reall, as any time that I can remember in the past. We've spent a long time-- we spent eight years building a moving away from being a mono line. Think we're really well positioned to be diversified from a risk reduction point of view, but to in fact enjoy a lot of the growth opportunity that have come from position of being a consolidator and doing a lot of things that we did in the card business, now in a number of other businesses. With-- we-- Bruce, you've known us for a long period of time.

We are very conservative and cautious about credit and even though in many ways it may be the greatest skill set of the company, we certainly put more calories into managing credit than just about everything else put together in this company. Our whole IBS strategy is designed for that. We-- our caution reflects itself really in terms of making sure that every underwriting decision that we make is profitable not only in a, in a normal environment, burr in fact has a great resiliency to it. And so, again, I think you can feel our conservetism there. I think what's happened relative-- I think right now we're in a little bit more uncertain times than normal with respect to the economy, but I don't think that necessarily means the economy's going to be worse. We just acknowledge that uncertainty and make sure that all of our decisions are very safe and conservative. In the meantime, I think we've positioned ourselves to be matchingly-- smashingly successful in a lot of different environments, frankly.

Unidentified

Thank you for joining us on the conference call today. And thank you for your interest in Capital One. Investor relations staff will be here this evening to answer any questions you may have. Have a good evening.

Unidentified

Thank you for your participation in today's conference call. At this time, you may disconnect.

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